

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Lee D. Rudow
President and Chief Executive Officer
Transcat, Inc.
35 Vantage Point Drive
Rochester, New York 14624

   Re: Transcat, Inc.
    Registration Statement on Form S-3
    Filed August 2, 2023
    File No. 333-273616

Dear Lee D. Rudow:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Conlon Danberg at 202-551-4466 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Industrial Applications and Services

cc: Alexander R. McClean, Esq.